UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Loglisci, Jr., Nicholas R.
   2 Ridgedale Avenue
   Suite 350
   Cedar Knolls, NJ  07927
   U.S.
2. Issuer Name and Ticker or Trading Symbol
   IBS Interactive, Inc.
   IBSX
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   07/31/2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President, Chief Executive Officer and Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock, par value $.0|--    |--  | |--                |-- |--         |374,435            |D     |                           |
1 per share                |      |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Stock Options (Right t|$17.60  |--   |--  | |-- --      |A,D|03/10|03/10|Common Stock|2,858  |       |2,858       |D  |            |
o Buy)                |        |     |    | |           |   |/00  |/04  |, par value |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |$.01 per sha|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |re          |       |       |            |   |            |
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Stock Options (Right t|$22.00  |--   |--  | |-- --      |A,D|05/06|06/04|Common Stock|2,142  |       |2,142       |D  |            |
o Buy)                |        |     |    | |           |   |/00  |/09  |, par value |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |$.01 per sha|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |re          |       |       |            |   |            |
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Stock Options (Right t|$10.19  |--   |--  | |-- --      |A,D|(1)  |01/14|Common Stock|10,000 |       |10,000      |D  |            |
o Buy)                |        |     |    | |           |   |     |/10  |, par value |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |$.01 per sha|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |re          |       |       |            |   |            |
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Stock Options (Right t|$6.07   |07/06|A   | |40,000 --  |A,D|(2)  |07/05|Common Stock|40,000 |(3)    |40,000      |D  |            |
o Buy)                |        |/00  |    | |           |   |     |/10  |, par value |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |$.01 per sha|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |re          |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) Options will vest and beccome exercisable as to one-third of these options on each successive anniversary date after January 14, 2000.
(2) Options will vest and beccome exercisable as to one-third of these options on each successive anniversary date after July 6, 2000.
(3) The options were awarded pursuant to approval by the issuer's board of directors.
SIGNATURE OF REPORTING PERSON
/s/ Nicholas R. Loglisci, Jr.
DATE
August 10, 2000